EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30, 2016		Years Ended December 31,
(dollars in thousands)			2015		2014		2013	2012	2011
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$83,730		358,573		302,559		252,628	31,477	(59,532)
Fixed charges excluding preferred stock dividends and accretion	32,912		126,355		117,001		126,379	158,225	225,938
Total	$116,642		484,928		419,560		379,007	189,702	166,406
Fixed charges:
Interest on deposits	16,015		65,534		55,179		64,392	95,749	173,885
Interest on short-term borrowings	45		168		220		324	614	1,063
Interest on long-term debt	15,070		52,942		54,009		54,106	53,659	42,654
Portion of rents representative of the interest factor (1/3) of expense	1,783		7,711		7,593		7,557	8,203	8,336
Preferred stock dividends and accretion	2,559		10,238		10,238		40,830	58,703	58,088
Total fixed charges including preferred stock dividends and accretion	$35,472		136,593		127,239		167,209	216,928	284,026
Ratio of earnings to fixed charges	3.29	x	3.55	x	3.30	x	2.27x	0.87x	0.59x
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$83,730		358,573		302,559		252,628	31,477	(59,532)
Fixed charges excluding preferred stock dividends and accretion	16,898		60,821		61,822		61,987	62,475	52,053
Total	$100,628		419,394		364,381		314,615	93,952	(7,479)
Fixed charges:
Interest on short-term borrowings	45		168		220		324	614	1,063
Interest on long-term debt	15,070		52,942		54,009		54,106	53,659	42,654
Portion of rents representative of the interest factor (1/3) of expense	1,783		7,711		7,593		7,557	8,203	8,337
Preferred stock dividends and accretion	2,559		10,238		10,238		40,830	58,703	58,088
Total fixed charges including preferred stock dividends and accretion	$19,457		71,059		72,060		102,817	121,179	110,142
Ratio of earnings to fixed charges	5.17	x	5.90	x	5.06	x	3.06x	0.78x	nm